Exhibit 99.1

 FINANCIAL FEDERAL CORPORATION REPORTS RECORD FIRST QUARTER RESULTS
 ------------------------------------------------------------------

   *  Record Net Income - $10.2 million (20% increase)
   *  Record Diluted EPS - $0.59 (18% increase)
   *  Record Receivables Originations - $323 million (48% increase)
   *  Loss Ratio - 0.01% (annualized)
   * Record Finance Receivables Outstanding - $1.74 billion (20% annualized growth)


NEW YORK, NY: December 5, 2005 - Financial Federal Corporation (NYSE: FIF) today announced results for its first quarter ended October 31, 2005. Net income for the quarter was $10.2 million, a 20% increase from the $8.6 million earned in the first quarter of fiscal 2005. Diluted earnings per share increased by 18% to $0.59 from $0.50. Finance receivables originated during the quarter were $323 million compared to $218 million in the first quarter of fiscal 2005. Finance receivables outstanding grew at an annualized rate of 20% to $1.74 billion at October 31, 2005 compared to $1.67 billion at July 31, 2005. Recording compensation expense for stock options under SFAS 123R in the first quarter of fiscal 2006 reduced net income by $0.2 million and reduced diluted earnings per share by $0.01.

Paul R. Sinsheimer, CEO, commented: "The first quarter of fiscal 2006 was another outstanding quarter with record operating results, the best asset quality in the Company's history and a 20% annualized increase in receivables. Strong receivables growth in every geographic region and industry resulted in record quarterly new business volume. Rising short-term market interest rates and energy costs remain concerns. We continue to be cautiously optimistic about the Company's prospects."

Steven F. Groth, CFO, remarked: "Our conservative leverage and ample liquidity provide continued support for strong asset growth. The required expensing of stock options commencing in this quarter did not have a significant effect on our operating results. Our returns on average equity and assets continue to increase."


Asset Quality Measures
Asset quality was exceptional in the first quarter of fiscal 2006:
  * Net charge-offs were only $37,000 or 0.01% (annualized) of average finance receivables compared to $0.2 million and 0.04% at July 31, 2005, and $0.8 million and 0.21% at October 31, 2004.
  * Non-performing assets decreased significantly to 0.68% of total finance receivables at October 31, 2005 compared to 1.52% at July 31, 2005 and 1.91% at October 31, 2004.
  * Delinquent receivables (60 days or more past due) were 0.46% of total receivables at October 31, 2005 compared to 0.61% at July 31, 2005 and 0.96% at October 31, 2004.


Other Financial Highlights
  * Net interest margin declined to 5.19% in the first quarter from 5.54% in the prior year. The decline reflects increased interest expense from higher short-term market interest rates.
  * There was no provision for credit losses in the first quarter compared to $1.0 million in the prior year. The decline reflects significantly lower net charge-offs.
  * Salaries and other expenses declined to $5.5 million in the first quarter from $5.7 million in the prior year and includes $0.2 million of compensation expense for stock options recognized under SFAS 123R. The decline reflects costs savings from significantly lower non-performing assets. The efficiency ratio improved to 24.6% from 27.6% and the expense ratio improved to 1.28% from 1.53%.
  *  Return on equity improved to 11.7% from 11.0% in the prior year.
  *  Return on assets improved to 2.39% from 2.30% in the prior year.


Conference Call
The Company will host a conference call December 6, 2005 at 11:00 a.m.
(ET) to discuss its first quarter results. The call will be broadcast on the Company's website www.financialfederal.com (click on Investor Relations).


About Financial Federal
Financial Federal Corporation is an independent financial services company specializing in financing industrial and commercial equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. For more information, please visit the Company's website at www.financialfederal.com.

This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Please read the Company's most recent reports filed on Forms 10-K and 10-Q with the Securities and Exchange Commission identifying such risks and uncertainties.


CONTACT:  Steven F. Groth, Chief Financial Officer
          (212) 599-8000


          CONDENSED CONSOLIDATED UNAUDITED INCOME STATEMENTS
              (In thousands, except per share amounts)

=====================================================================
Three Months Ended October 31,                     2005          2004
=====================================================================
Finance income                                  $36,553       $29,892
Interest expense                                 14,246         9,296
---------------------------------------------------------------------
   Net finance income before provision for
     credit losses on finance receivables        22,307        20,596
Provision for credit losses on finance
   receivables                                        -           950
---------------------------------------------------------------------
   Net finance income                            22,307        19,646
Salaries and other expenses                       5,498         5,681
---------------------------------------------------------------------
   Income before provision for income taxes      16,809        13,965
Provision for income taxes                        6,564         5,405
---------------------------------------------------------------------
     NET INCOME                                 $10,245       $ 8,560
=====================================================================
Earnings per common share:
     Diluted                                      $0.59         $0.50
=====================================================================
     Basic                                        $0.60         $0.51
=====================================================================
Number of shares:
     Diluted                                     17,478        17,270
=====================================================================
     Basic                                       17,147        16,893
=====================================================================


           CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
                            (In thousands)

=====================================================================
                              October 31,      July 31,   October 31,
                                     2005          2005          2004
=====================================================================
ASSETS
Finance receivables            $1,742,744    $1,666,079    $1,489,374
Allowance for credit losses       (24,188)      (24,225)      (24,245)
---------------------------------------------------------------------
   Finance receivables - net    1,718,556     1,641,854     1,465,129
Cash                                8,807         8,456        10,579
Other assets                       11,176        11,535        11,637
---------------------------------------------------------------------
TOTAL ASSETS                   $1,738,539    $1,661,845    $1,487,345
=====================================================================

LIABILITIES
Debt                           $1,318,700    $1,259,700    $1,102,705
Accrued interest, taxes and
   other liabilities               66,739        60,031        69,348
---------------------------------------------------------------------
   Total liabilities            1,385,439     1,319,731     1,172,053

STOCKHOLDERS' EQUITY              353,100       342,114       315,292
---------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY   $1,738,539    $1,661,845    $1,487,345
=====================================================================